SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 4)<F1>

                        CONTINENTAL AIRLINES, INC.
                             (Name of Issuer)

                  CLASS A COMMON STOCK, $0.01 PAR VALUE
                      (Title of Class of Securities)

                                210795209
                              (CUSIP Number)

                            DOUGLAS M. STEENLAND
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       NORTHWEST AIRLINES CORPORATION
                          2700 LONE OAK PARKWAY
                          EAGAN, MINNESOTA 55121
                        TELEPHONE: (612) 727-6500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                            October 30, 2000
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note:Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
[FN]
     <F1>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  210795209
-----------------------------------------------------------------------------
1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person

    Northwest Airlines Corporation (IRS Identification No. 41-1905580)
-----------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (a)
    (b)
-----------------------------------------------------------------------------
3.  SEC Use Only
-----------------------------------------------------------------------------
4.  Source of Funds
    OO (See Item 3)
-----------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    [  ]
-----------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    State of Delaware
-----------------------------------------------------------------------------
                        7.   Sole Voting Power
   NUMBER                          -0-
 OF SHARES             --------------------------------
BENEFICIALLY            8.   Shared Voting Power
  OWNED BY                   9,514,868 shares
    EACH               --------------------------------
  REPORTING             9.   Sole Dispositive Power
 PERSON WITH                 -0-
                       --------------------------------
                       10.   Shared Dispositive Power
                             9,514,868 shares
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,514,868 shares
-----------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (ii) Excludes Certain Shares
     [  ]
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Class A - 86.7% (See Item 5)
-----------------------------------------------------------------------------
14.  Type of Reporting Person
     CO

      This Amendment No. 4 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, on behalf of Northwest Airlines Holdings Corporation, a Delaware corporation (formerly Northwest Airlines Corporation, "Holdings"), as amended by Amendment No. 1 thereto filed on March 5, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed on May 1, 1998 ("Amendment No. 2") and Amendment No. 3 thereto filed on November 30, 1998 ("Amendment No. 3"), relating to the Class A Common Stock, par value $.01 per share ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D, as amended.


Item 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D, as amended by Amendment No. 1, Amendment
No. 2 and Amendment No. 3 hereto, is hereby amended and supplemented by adding the following at the end thereof:

      In October 1998, the Antitrust Division of the U.S. Department of Justice commenced a civil antitrust action in the United States District Court for the Eastern District of Michigan (Case No. 98-74611) against Northwest and the Issuer challenging Northwest's acquisition of its ownership stake in the Issuer. As has been reported in the press, the U.S. District Court temporarily delayed the start of the trial. The Issuer has previously indicated publicly that it seeks to acquire such stake from Northwest. Northwest during such period of delay engaged, and at anytime hereafter may engage, in discussions concerning the disposition of its stake in the Issuer back to the Issuer or as otherwise permitted under the agreements between Northwest and the Issuer.

     Except as described above, and except as described in Amendment No. 1, Amendment No. 2 and Amendment No. 3, Northwest has no plans or proposals which relate to or would result in any of the matters described in paragraphs
(a) to (j) under Item 4 of the Schedule 13D.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2000

                                  NORTHWEST AIRLINES CORPORATION



                                  By: /s/ Douglas M. Steenland
                                      ---------------------------------
                                      Douglas M. Steenland
                                      Executive Vice President, General
                                      Counsel and Secretary